

Mail Stop 3561

October 16, 2009

Mr. David A. DeLorenzo
President and Chief Executive Officer
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA 91362

> **RE: Dole Food Company, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-161345**
> **Filed October 9, 2009**

Dear Mr. DeLorenzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, filed October 9, 2009

Registration Statement Cover Page

1. It appears that the maximum aggregate offering price calculated using the maximum offering price and the amount of securities being registered, including the underwriters option to purchase additional shares, results in a maximum aggregate offering price of $616,083,750 rather than the $575,011,500 included in

the fee table. Please revise the fee table to reflect the maximum aggregate offering price. We direct your attention to Rule 457(o) of Regulation C.

Front Cover Page of Prospectus

2.   We note that you have added five names to your list of underwriters on your cover page for a total of nine. Please revise to include only the names of the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

The Offering, page 9

3.   We note your disclosure that common stock to be outstanding after this offering does not include 2,246,000 shares of common stock subject to awards issued in connection with this offering. We could not reconcile this amount with the sum of the awards disclosed on pages 40 and 41 of 2,201,000 awards, which consists of 393,333 shares of restricted stock that will be issued in connection with this offering, and 457,667 shares of restricted stock and 1,350,000 stock options that will be granted that are not directly related to this offering. Please provide us with a reconciliation of the 2,246,000 shares of common stock subject to awards that will be issued in connection with this offering, and revise your disclosures as necessary.

Use of Proceeds, page 26

4.   We note that you will be using proceeds from the offering to pay $85 million of debt assumed in the Restructuring Transaction. Please add a cross-reference to a detailed discussion of this related party transaction.

5.   We also note that some of the underwriters have an interest in some of the debt to be repaid from this offering. Please refer to this interest and add a cross-reference to the more detailed discussion in the underwriting section.

6.   Please disclose the interest rate and term of the debt of the revolving credit facility, as required by Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 30

7.   We note that your net tangible book value at June 20, 2009 excludes your deferred tax assets and deferred tax liabilities of $22,180 thousand and $257,512 thousand, respectively. Please explain to us why you exclude deferred tax assets and liabilities from net tangible book value. Also revise your disclosure to describe in sufficient detail the reason(s) for the exclusion of these items from your net tangible book value, and the impact of the exclusion on net tangible book

value per share, adjusted net tangible book value per share, and dilution per share to new investors.

8.   Please clarify for us how you arrived at an adjusted net tangible book value of $11.1 million at June 20, 2009.

9.   It appears to us that you determined the adjusted net tangible book value at June 20, 2009 by adding the estimated net offering proceeds of $468 million to the net tangible book value at June 20, 2009 of $(356.8) million (i.e. $111.1 million). Please tell us why you believe the net offering proceeds of $85 million that will be used to extinguish the remaining balance outstanding on the Hotel and Wellness Center Debt should be included in your adjusted net tangible book value at June 20, 2009. In that regard, tell us how you considered the presentation of pro forma net tangible book value that would incorporate the pro forma adjustment of $85 million among other adjustments.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 32

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 36

Notes Applying to this Offering, page 39

Note (o), page 41

10.   We note your statement that 457,667 restricted shares of common stock and 1,350,000 stock options are not directly related to this offering and are intended as a replacement of compensation given under the Company's long-term incentive plan. Please clarify for us whether the long-term incentive plan is the Sustained Profit Growth Plan as described on pages 110-111. If so, tell us how you determined and why you will issue the final awards for the 2007 – 2009 Incentive Period prior to the end of 2009. In that regard, we note on page 111 that like the 2006 Incentive Period, the Growth Plan for the 2007 - 2009 Incentive Period is based on consolidated revenue in the last fiscal year of the three year period and average CFROI over the three-year period. In addition, you disclose on page 110 that each Named Executive Officer's final award in connection with each grant is determined as of the end of the Incentive Period for that grant, and is paid in a lump sum no later than 90 days following the end of the Incentive Period.

11.   We note your statement that pro forma adjustments have also not been made to adjust for the compensation costs included in the historical periods presented for the long-term incentive plan for which no grants will be issued subsequent to this offering. To the extent the estimated fair value of share-based payment awards to be granted as a replacement of compensation given under the Company's long-

term incentive plan (i.e. the additional 457,667 restricted shares of common stock and 1,350,000 stock options) will be material to your future financial results, please disclose the estimated impact of such material charges to your future financial results.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc.   Jonathan Layne, Esq.
        (310) 552-7053
        Peter Wardle, Esq.
        (213) 229-6242